EXHIBIT 12
Computation of Ratio of Earnings to Fixed Charges
(in millions except ratio of earnings to fixed charges)

	Three Months Ended
	March 31,
	2011		2010
Earnings:
Income from continuing operations before income taxes	$33.9		$95.4
Portion of rents representative of interest expense	1.4		1.0
Interest on indebtedness, including amortization of deferred loan costs	4.7		—
Amortization of capitalized interest	0.6		—

Earnings, as adjusted	$40.6		$96.4

Fixed Charges:
Portion of rents representative of interest expense	$1.4		$1.0
Interest on indebtedness, including amortization of deferred loan costs	4.7		—
Capitalized interest	31.2		23.0

Total fixed charges	$37.3		$24.0

Ratio of earnings to fixed charges	1.09	x	4.02	x